[Graphic omitted]


                                  BRASKEM S.A.
               C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 486TH MEETING OF THE BOARD OF DIRECTORS

                             HELD ON APRIL 19, 2004


On April 19 (nineteen), 2004 (two thousand and four), at 5.00 p.m, at the Company's offices located at Avenida das Nacoes Unidas, No. 4.777, Zip Code 05477-000, Sao Paulo, SP, the 486th (four hundred and eighty-sixth) Meeting of the Board of Directors of BRASKEM S.A. was held, attended by the undersigned Board Members. Also attending the meeting were the President, Jose Carlos Grubisich Filho, the Executive Officers Mauricio Roberto de Carvalho Ferro, and Paul Elie Altit, the Secretary of the Board of Directors, Mr. Nelson Raso, and Dr. Ana Patricia Soares Nogueira. The President of the Board of Directors, Pedro Augusto Ribeiro Novis, acted as Chairman of the meeting, and Dr. Ana Patricia Soares Nogueira acted as Secretary of the meeting. AGENDA: I) Matters for deliberation: 1) PROPOSALS FOR DELIBERATION: after the analysis of the respective matter, the following Deliberation Proposal ("DP"), previously sent by the Board of Executive Officers to the members of the Board of Directors as set forth in the Internal Rules of the Board of Directors, copies of which were duly filed at the Company's headquarters, was approved: a) PD.CA/BAK-04/2004 - Export Securitization Transaction between Braskem and Overseas III Export Ltd. ("Overseas") - in view of the negotiation of new terms for the Export Securitization Transaction approved by the Board of Directors in a meeting held on February 11, as described in the DP, the Board of Executive Officers was authorized to negotiate and enter into: (i) the export prepayment transaction, for a maximum amount of US$200,000,000.00 (two hundred million U.S. dollars) between the Company, as debtor and guarantor, and Overseas, as borrower ("Transaction"); (ii) a guarantee agreement in respect of the Transaction; (iii) any and all documents directly or indirectly related to the Transaction, as described in the respective DP. All actions performed by the Board of Executive Officers, since the approval of the Transaction in the Board of Directors Meeting described above, were confirmed; II) Matters of interest to the Company:
Nothing to be mentioned. CLOSING OF THE MINUTES - With no other matters to discuss, these minutes were drafted and, after being read, discussed and found in accordance with the subjects discussed, were signed by all present Board Members, the Chairman and the Secretary of the Meeting. Sao Paulo/SP, April 19, 2004. (Signed) Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Andre Tapajos Cunha; Carlos Alberto de Meira Fontes; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).

           Conforms to the original and recorded in the specific book.


                        /s/ Ana Patricia Soares Nogueira
                          Ana Patricia Soares Nogueira
                                    Secretary
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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari -
   CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(o) 309, 13(o) andar -
   CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 -
   CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 -
   Tel. (11) 3443 9000